GRUPO MODELO, S.A.B. DE C.V.

RECEIVED
2007 MAY 23 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 22, 2007

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

07023747

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

dw 5/24

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Fourth Quarter 2006 Financial Information.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

RECEIVED

AUDITED

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	90,746,018	100	83,535,280	100
s02	CURRENT ASSETS	34,524,782	38	29,921,415	36
s03	CASH AND SHORT-TERM INVESTMENTS	22,092,645	24	18,348,478	22
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,029,360	3	2,102,394	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	560,259	1	1,171,406	1
s06	INVENTORIES	6,709,519	7	5,995,656	7
s07	OTHER CURRENT ASSETS	2,132,999	2	2,303,481	3
s08	LONG-TERM	4,624,803	5	4,063,073	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,385,605	2	1,203,461	1
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,143,796	3	2,749,029	3
s11	OTHER INVESTMENTS	95,402	0	110,583	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	49,195,622	54	47,656,683	57
s13	LAND AND BUILDINGS	24,221,922	27	23,145,075	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	36,713,105	40	35,131,087	42
s15	OTHER EQUIPMENT	9,248,655	10	9,068,928	11
s16	ACCUMULATED DEPRECIATION	24,216,352	27	22,424,252	27
s17	CONSTRUCTION IN PROGRESS	3,228,292	4	2,735,845	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	1,920,562	2	1,469,656	2
s19	OTHER ASSETS	480,249	1	424,453	1
s20	TOTAL LIABILITIES	14,259,088	100	12,662,518	100
s21	CURRENT LIABILITIES	6,198,165	43	4,725,903	37
s22	SUPPLIERS	2,993,648	21	1,594,187	13
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,085,690	8	1,506,214	12
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,118,827	15	1,625,502	13
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,060,923	57	7,936,615	63
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	76,486,930	100	70,872,762	100
s34	MINORITY INTEREST	17,700,110	23	16,385,011	23
s35	MAJORITY INTEREST	58,786,820	77	54,487,751	77
s36	CONTRIBUTED CAPITAL	16,835,265	22	16,835,265	24
s79	CAPITAL STOCK	15,784,081	21	15,784,081	22
s39	PREMIUM ON ISSUANCE OF SHARES	1,014,981	1	1,014,981	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	36,203	0	36,203	0
s41	EARNED CAPITAL	41,951,555	55	37,652,486	53
s42	RETAINED EARNINGS AND CAPITAL RESERVES	48,647,808	64	44,163,222	62
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,696,253)	(9)	(6,510,736)	(9)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	22,092,645	100	18,348,478	100
s46	CASH	1,318,403	6	1,021,853	6
s47	SHORT-TERM INVESTMENTS	20,774,242	94	17,326,625	94
s07	OTHER CURRENT ASSETS	2,132,999	100	2,303,481	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,132,999	100	2,303,481	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	1,920,562	100	1,469,656	100
s48	DEFERRED EXPENSES (NET)	1,705,116	89	1,247,292	85
s49	GOODWILL	215,446	11	222,364	15
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	480,249	100	424,453	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	451,401	94	355,159	84
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	28,848	6	69,294	16
s21	CURRENT LIABILITIES	6,198,165	100	4,725,903	100
s52	FOREIGN CURRENCY LIABILITIES	973,333	16	418,798	9
s53	MEXICAN PESOS LIABILITIES	5,224,832	84	4,307,105	91
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,118,827	100	1,625,502	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,529,942	72	1,216,776	75
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	588,885	28	408,726	25
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,060,923	100	7,936,615	100
s66	DEFERRED TAXES	8,060,923	100	7,907,121	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	29,494	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	15,784,081	100	15,784,081	100
s37	CAPITAL STOCK (NOMINAL)	2,839,652	18	2,839,652	18
s38	RESTATEMENT OF CAPITAL STOCK	12,944,429	82	12,944,429	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	48,647,808	100	44,163,222	100
s93	LEGAL RESERVE	2,667,660	5	2,292,130	5
s43	RESERVE FOR REPURCHASE OF SHARES	663,964	1	663,964	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	36,644,625	75	33,620,318	76
s45	NET INCOME FOR THE YEAR	8,671,559	18	7,586,810	17
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,696,253)	100	(6,510,736)	100
s70	ACCUMULATED MONETARY RESULT	4,332,962	(65)	4,332,962	(67)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,340,049)	80	(5,055,799)	78
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(5,274,570)	79	(5,274,570)	81
s99	LABOR OBLIGATION ADJUSTMENT	(414,596)	6	(513,329)	8
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE **GMODELO** **QUARTER 4** **YEAR 2006**
GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(Thousand of Mexican Pesos)

CONSOLIDATED
AUDITED **PREVIOUS PRINTING**

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER LIABILITIES WITH COST OF (S26)	0	0
s63	OTHER CREDITS WITH COSTS OF (S32)	0	0
s72	WORKING CAPITAL	28,326,617	25,195,512
s73	PENSIONS AND SENIORITY PREMIUMS	5,534,633	4,891,001
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	19,292	20,151
s76	WORKERS (*)	17,619	20,466
s77	OUTSTANDING SHARES (*)	3,251,759,632	3,251,759,632
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

(1) THESE CONCEPT WILL BE FILL WHEN GUARANTEES HAVE BEEN GRANTED THAT AFFECT THE TEMPORARY CASH AND INVESTMENTS (S03)

NOTE: IN THE REFERENCE S57 AND S63 INCLUDES ONLY THE AMOUNT THAT CORRESPONDS RESPECTIVELY TO THE LIABILITIES WITH COST OF ACCOUNTS S26 AND S32.

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE **GMODELO** **QUARTER 4** **YEAR 2006**
GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED
AUDITED **PREVIOUS PRINTING**

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	56,827,617	100	51,558,905	100
r02	COST OF SALES	25,638,446	45	23,697,763	46
r03	GROSS PROFIT	31,189,171	55	27,861,142	54
r04	GENERAL EXPENSES	14,939,365	26	13,529,858	26
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	16,249,806	29	14,331,284	28
r06	COMPRENHENSIVE FINANCIN RESULT	(624,261)	(1)	(796,409)	(2)
r07	INCOME AFTER INTEGRAL FINANCING COST	16,874,067	30	15,127,693	29
r08	OTHER INCOME AND (EXPENSE), NET	(476,012)	(1)	(112,536)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	17,350,079	31	15,240,229	30
r10	INCOME TAXES	6,037,891	11	5,352,052	10
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	11,312,188	20	9,888,177	19
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	11,312,188	20	9,888,177	19
r14	DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	11,312,188	20	9,888,177	19
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	11,312,188	20	9,888,177	19
r19	NET INCOME OF MINORITY INTEREST	2,640,629	5	2,301,367	4
r20	NET INCOME OF MAJORITY INTEREST	8,671,559	15	7,586,810	15

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2006
GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED PREVIOUS PRINTING

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	56,827,617	100	51,558,905	100
r21	DOMESTIC	40,102,917	71	37,085,654	72
r22	FOREIGN	16,724,700	29	14,473,251	28
r23	TRANSLATED INTO DOLLARS (***)	1,492,841	3	1,253,712	2
r06	COMPRENHENSIVE FINANCING RESULT	(624,261)	100	(796,409)	100
r24	INTEREST EXPENSE	146	0	58	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,436,764	(230)	1,543,395	(194)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(111,611)	18	102,139	(13)
r28	RESULT FROM MONETARY POSITION	923,968	(148)	644,789	(81)
r10	INCOME TAXES	6,037,891	100	5,352,052	100
r32	INCOME TAXES	4,887,096	81	4,606,522	86
r33	DEFERRED INCOME TAX	(104,259)	(2)	(114,321)	(2)
r34	EMPLOYEES' PROFIT SHARIN EXPENSES	1,283,208	21	1,025,709	19
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(28,154)	0	(165,858)	(3)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO QUARTER: 4 YEAR: 2006
GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)

AUDITED PREVIOUS PRINTING

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	61,212,070	55,489,962
r37	TAX RESULT FOR THE YEAR	10,988,365	9,533,246
r38	NET SALES (**)	56,827,617	51,558,905
r39	OPERATING INCOME (***)	16,249,806	14,331,284
r40	NET INCOME OF MAJORITY INTEREST (**)	8,671,559	7,586,810
r41	NET CONSOLIDATED INCOME (**)	11,312,188	9,888,177
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,883,318	2,578,358

(***) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE **GMODELO** **QUARTER 4** **YEAR 2006**
GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

PREVIOUS PRINTING

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	13,875,955	100	12,625,343	100
rt02	COST OF SALES	6,298,854	45	5,887,442	47
rt03	GROSS PROFIT	7,577,101	55	6,737,901	53
rt04	GENERAL EXPENSES	4,199,152	30	3,555,236	28
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	3,377,949	24	3,182,665	25
rt06	COMPRENHENSIVE FINANCING RESULT	107,433	1	10,889	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,270,516	24	3,171,776	25
rt08	OTHER INCOME AND (EXPENSE), NET	(203,613)	(1)	151,054	1
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,474,129	25	3,020,722	24
rt10	INCOME TAXES	1,311,233	9	1,197,295	9
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,162,896	16	1,823,427	14
rt12	EQUITY NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,162,896	16	1,823,427	14
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,162,896	16	1,823,427	14
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,162,896	16	1,823,427	14
rt19	NET INCOME OF MINORITY INTEREST	506,705	4	420,644	3
rt20	NET INCOME OF MAJORITY INTEREST	1,656,191	12	1,402,783	11

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2006
GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED
AUDITED PREVIOUS PRINTING

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	NET SALES	13,875,955	100	12,625,343	100
rt21	DOMESTIC	10,134,690	73	9,552,203	76
rt22	FOREIGN	3,741,265	27	3,073,140	24
rt23	TRANSLATED INTO DOLLARS (***)	336,175	2	272,838	2
rt06	COMPRENHENSIVE FINANCING RESULT	107,433	100	10,889	100
rt24	INTEREST EXPENSE	59	0	47	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	406,779	379	371,781	3,414
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	49,647	46	63,822	586
rt28	RESULT FROM MONETARY POSITION	464,506	432	318,801	2,928
rt10	INCOME TAXES	1,311,233	100	1,197,295	100
rt32	INCOME TAX	821,723	63	706,435	59
rt33	DEFERRED INCOME TAX	111,253	8	321,778	27
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	387,907	30	197,334	16
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(9,650)	(1)	(28,252)	(2)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	744,885	680,132

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO — QUARTER: 4 — YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	11,312,188	9,888,177
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,766,871	2,306,229
c03	RESOURCES FROM NET INCOME FOR THE YEAR	14,079,059	12,194,406
c04	RESOURCES PROVIDED OR USED IN OPERATION	(310,510)	(1,485,147)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	13,768,549	10,709,259
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(796)	(110,028)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,455,132)	(4,777,236)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(5,455,928)	(4,887,264)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,568,454)	(4,515,092)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,744,167	1,306,903
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	18,348,478	17,041,575
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	22,092,645	18,348,478

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,766,871	2,306,229
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,883,318	2,578,358
c41	+ (-) OTHER ITEMS	(116,447)	(272,129)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(310,510)	(1,485,147)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(268,204)	(1,265,737)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,049,268)	(95,365)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	170,482	(270,905)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	767,550	192,444
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	68,930	(45,584)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(796)	(110,028)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(796)	(110,028)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,455,132)	(4,777,236)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(5,455,132)	(4,777,236)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,568,454)	(4,515,092)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(26,270)	(6,440)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,929,434)	(7,308,265)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(539,597)	3,118,164
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(73,153)	(318,551)

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO

QUARTER: 4

YEAR 2006

GRUPO MODELO, S.A.B. DE C.V.

DATA PER SHARE
CONSOLIDATED INFORMATION

AUDITED

CONSOLIDATED
PREVIOUS PRINTING

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.67		$	2.33	
d02	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
d03	DILUITED PROFIT PER ORDINARY SHARE (**)	$	2.67		$	2.33	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.48		$	3.04	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	18.08		$	16.76	
d09	CASH DIVIDEND ACUMULATED PER SHARE	$	1.29		$	1.12	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		3.32	times		2.39	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)		22.50	times		17.17	times
d13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2006
GRUPO MODELO, S.A.B. DE C.V.

RATIOS
CONSOLIDATED

AUDITED CONSOLIDATED PREVIOUS PRINTING

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	19.90	%	19.17	%
p02	NET INCOME TO STOCK HOLDERS' EQUITY (**)	14.75	%	13.92	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.46	%	11.83	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	55.19	%	54.60	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(8.16)	%	(6.52)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.62	times	0.61	times
p07	NET SALES TO FIXED ASSETS (**)	1.15	times	1.08	times
p08	INVENTORIES ROTATION (**)	3.82	times	3.95	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	16.68	days	12.76	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	15.71	%	15.15	%
p12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.18	times	0.17	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.82	%	3.30	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	111,300.04	times	247,091.10	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.98	times	4.07	times
	LIQUIDITY				
p17	CURREENT ASSETS TO CURRENT LIABILITIES	5.57	times	6.33	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT	4.48	times	5.06	times
p19	LIABILITIES	2.42	times	2.36	times
p20	CURRENT ASSETS TO TOTAL LIABILITIES	356.43	%	388.25	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	24.77	%	23.65	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.54)	%	(2.88)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	94,305.13	times	184,642.39	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.01	%	2.25	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	99.98	%	97.74	%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	86.01	%	161.86	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTES TO FINANCIAL STATEMENTS

AUDITED **CONSOLIDATED**
Previous Printing

THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSIÓN = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

REFERENCE R37 TAX RESULT FOR THE PERIOD CORRESPONS TO THAT OF GRUPO MODELO, DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

REFERENCE C31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

	2006	2005
MAJORITY SHAREHOLDERS	4,186,972	3,629,480
MINORITY SHAREHOLDERS	1,268,160	1,147,756
	5,455,132	4,777,236

r06:

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THER BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICO CITY, FEBRUARY 26, 2007 - GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES (BMV: GMODELO) ("GRUPO MODELO" OR "THE COMPANY"), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2006.

IN THE FOURTH QUARTER, TOTAL BEER VOLUME GREW 9.0% COMPARED TO THE SAME PERIOD OF LAST YEAR. IN THE DOMESTIC MARKET, VOLUMES SHOWED A 4.4% INCREASE. EXPORT VOLUME REGISTERED AN INCREASE OF 21.7%, PRINCIPALLY DUE TO THE COMPANY'S HIGHER SALES IN THE UNITED STATES, CANADA AND OCEANA.

AS EXPECTED, CROWN IMPORTS STARTED OPERATIONS ON JANUARY 2, 2007. THE TRANSITION TO THIS NEW IMPORTER WAS SMOOTH, GUARANTEEING THE SUPPLY OF PRODUCTS. THIS WAS ACHIEVED AS A RESULT OF COORDINATED EFFORTS BETWEEN THE MEMBERS OF THE DISTRIBUTION CHAIN.

NET SALES INCREASED 9.9% COMPARED TO THE SAME QUARTER OF 2005, TOTALING 13,876 MILLION PESOS. TOTAL EXPORT REVENUES TOTALED 336 MILLION DOLLARS, WHICH REPRESENTED AN INCREASE OF 23.2% YEAR OVER YEAR.

THE COST OF GOODS SOLD TOTALED 6,299 MILLION PESOS, AN INCREASE OF 7.0% COMPARED TO THE SAME QUARTER OF 2005. THE COST PER HECTOLITER DECLINED 1.8% AS A RESULT OF THE EFFICIENCIES OBTAINED FROM SEVERAL INITIATIVES TAKEN BY THE ORGANIZATION. THEREFORE, GROSS PROFIT GREW 12.5%, EQUALING 7,577 MILLION PESOS. THE GROSS MARGIN WAS 54.6%, EXPANDING 120 BASIS POINTS IN THE PERIOD.

OPERATING EXPENSES WERE UP 18.1% DURING THE QUARTER AS A CONSEQUENCE OF HIGHER EXPENSES ASSOCIATED WITH THE RESTRUCTURING AND EXPANSION PROGRAM IN THE CONVENIENCE STORE CHAIN, ALONG WITH HIGHER MARKETING SUPPORT IN MEXICO AND ABROAD. THE OPERATING MARGIN WAS 24.3%, 0.9 PERCENTAGE POINTS LOWER THAN IN THE SAME PERIOD OF THE PRIOR YEAR.

THE COMPREHENSIVE COST OF FINANCING WAS 107 MILLION PESOS, PRIMARILY RESULTING FROM THE MONETARY POSITION LOSS DUE TO HIGHER INFLATION DURING THE PERIOD.

THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 37.7%, COMPARED TO 39.6% REGISTERED IN THE FOURTH QUARTER OF 2005.

NET MAJORITY INCOME WAS 1,656 MILLION PESOS, 18.0% HIGHER THAN THE SAME PERIOD OF LAST YEAR. NET MARGIN REACHED 11.9% COMPARED TO THE 11.1% POSTED IN 2005.

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	Q4 2006	%	Q4 2005	%	VAR. (%)
DOMESTIC	8.686	70.7	8.318	73.8	4.4
EXPORT	3.603	29.3	2.960	26.2	21.7
TOTAL	12.289	100.0	11.278	100.0	9.0

DURING 2006, TOTAL BEER VOLUME GREW 8.3% COMPARED TO THE YEAR AGO PERIOD, TOTALING 49.3 MILLION HECTOLITERS. VOLUMES IN THE DOMESTIC MARKET ROSE 5.2%, REFLECTING STRONG CONSUMPTION THROUGHOUT THE YEAR.

BEER VOLUME SOLD ABROAD EXPERIENCED AN INCREASE OF 15.7%, REPRESENTING 32.2% OF TOTAL VOLUME, COMPARED TO THE 30.2% IN 2005. THIS RESULT IS PRIMARILY DUE TO THE STRONG PRODUCT DEMAND IN THE U.S. DURING THE YEAR. IN THIS MARKET, THE PERFORMANCE OF MODELO ESPECIAL STANDS OUT, GROWING MORE THAN 30.0%. ADDITIONALLY, OTHER REGIONS SUCH AS OCEANA AND LATIN AMERICA REGISTERED DOUBLE-DIGIT INCREASES IN VOLUMES.

GRUPO MODELO'S IMPORT BRAND PORTFOLIO HEADED BY BUD LIGHT AND BUDWEISER GREW 26.9%, LEADING THE CATEGORY WITH AN ESTIMATED MARKET SHARE OF 42.0%.

NET SALES IN 2006 TOTALED 56,828 MILLION PESOS, AN INCREASE OF 10.2%. TOTAL EXPORT REVENUES WERE 1,493 MILLION DOLLARS, WHICH REPRESENTED AN INCREASE OF 19.1% COMPARED WITH THE PREVIOUS YEAR.

THE COST OF GOODS SOLD ROSE 8.2%, WHILE THE COST PER TOTAL HECTOLITER WAS STABLE COMPARED TO THAT REGISTERED IN 2005, DUE TO SEVERAL INITIATIVES INITIATED BY THE COMPANY. THE GROSS PROFIT GREW 11.9%, EQUALING 31,189 MILLION PESOS. THE GROSS MARGIN WAS 54.9%, COMPARED TO 54.0% IN 2005.

OPERATING EXPENSES WERE UP 10.4%; THEREFORE, THE OPERATING PROFIT REGISTERED AN INCREASE OF 13.4%, TOTALING 16,250 MILLION PESOS. THUS, OPERATING MARGIN WAS 28.6%, WHICH REPRESENTS AN EXPANSION OF 80 BASIS POINTS.

DEPRECIATION AND AMORTIZATION TOTALED 2,883 MILLION PESOS, A 11.8% INCREASE COMPARED TO LAST YEAR, AND REPRESENTED 5.1% OF NET SALES. THIS INCREASE WAS DUE TO THE UTILIZATION OF NEW EQUIPMENT AND ONGOING MODERNIZATION OF ASSETS IN DIFFERENT AREAS OF THE ORGANIZATION. IN 2006, EBITDA (OPERATING INCOME + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 18,554 MILLION PESOS, A 12.7% INCREASE FROM THE PREVIOUS YEAR. CONSEQUENTLY, EBITDA MARGIN WAS 32.6%, COMPARED TO 31.9% ACHIEVED IN 2005.

BELOW THE OPERATING RESULTS LINE, THE COMPREHENSIVE COST OF FINANCING RESULTED IN A POSITIVE GAIN OF 624 MILLION PESOS.

IN TERMS OF TAXES, THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 34.8% COMPARED TO THE 35.1% IN 2005.

NET MAJORITY INCOME INCREASED 14.3% IN THE YEAR, CONTRIBUTING TO THE 60 BASIS POINT EXPANSION IN NET MARGIN, WHICH ROSE TO 15.3%. ON A CUMULATIVE BASIS, EARNINGS PER SHARE TOTALED 2.7 PESOS, HIGHER THAN THE 2.3 PESOS POSTED IN 2005.

FINANCIAL POSITION

AS OF DECEMBER 31, 2006, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES REPRESENTED

24.4% OF TOTAL ASSETS. IN THE LAST TWELVE MONTHS, TOTAL ASSETS GREW 8.6%. THE FINANCIAL POSITION OF THE COMPANY REMAINED STRONG WITH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 6,198 MILLION PESOS. THE MAJORITY STOCKHOLDERS' EQUITY TOTALED 58,787 MILLION PESOS, REPRESENTING A 7.9% INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

GRUPO MODELO INVESTED 4,469 MILLION PESOS OF ITS INTERNAL CASH FLOW IN 2006 TO CONTINUE ITS MODERNIZATION AND EXPANSION PROJECTS THROUGHOUT THE ORGANIZATION. THE FUNDS WERE ALLOCATED AS FOLLOWS:

AREA	DECEMBER 2006
TUXTEPEC BREWERY	11.3 %
BREWERIES & OTHER FACTORES	47.1 %
SALES	41.6 %

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF DECEMBER 31, 2006 AND 2005

MARKET	2006	%	2005	%	VAR.(%)
DOMESTIC	33.453	67.8	31.806	69.8	5.2
EXPORT	15.888	32.2	13.737	30.2	15.7
TOTAL	49.341	100.0	45.543	100.0	8.3

GRUPO MODELO, S. A. B. DE C. V. AND SUBSIDIARIES
(FORMERLY GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

Amounts expressed in thousands of pesos of December 31, 2006 purchasing power

1. INCORPORATION AND CORPORATE PURPOSE:

a) At the General Extraordinary and Ordinary stockholders' meeting held on December 18, the stockholders' decided to change the company name from Grupo Modelo, S.A. de C.V. to Grupo Modelo, S.A.B de C.V. and amended the by laws to reflect the new integration, organization and functions of their subsidiaries and the new rights of the minority stockholders, thus complying with the provisions of the Stock Market Law published on December 30, 2005.

b) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

c) Grupo Modelo, S. A. de C. V. is mainly engaged in holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

Breweries:	Percentage of shareholding in the shares comprising the capital stock
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañía Cervecera de Coahuila, S.A. de C.V.	100

Transformation of barley to malt:

Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, Inc.	100
Extractos y Maltas, S.A. de C.V.	98

Machinery manufacturer:	Percentage of shareholding in the shares comprising the capital stock
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo del Bajío, S.A. de C.V.	100
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo en Michoacán, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Distributors of beer and other products abroad:	
GModelo Corporation, Inc.	100
Procermex, Inc.	100
GModelo Europa, S.A.U.	100
Eurocermex, S. A.	100

2. ACCOUNTING POLICIES:

The Group accounting policies used in preparing these consolidated financial statements comply with the requirements for reasonable presentation set forth by Mexican Financial Information Standards (NIF) and are expressed in pesos of December 31, 2006 purchasing power through application of National Consumer Price Index (NCPI) factors. Those standards require that the Group's Management make certain estimates and assumptions in determining the valuation of some items included in the consolidated financial statements.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes. Consolidation was performed based on the audited financial statements of most of the subsidiaries.

b) Marketable securities - Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) Derivative financial instruments - The main financial risks for the Company pertain to exchange fluctuations (dollar-peso) and the price of natural gas, which are covered by contracting derivative instruments (Over-the-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. Gains or losses on those investments are recorded in income for the year. (See Note 16) Beginning 2005, the Group adopted the provisions of Statement C-10, "Derivative Financial Instruments and Hedging Operations". Adoption of this statement had no significant effects on income for the year.

d) Inventories and cost of sales - This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated companies that manufacture materials used in the production of beer is included in the of income statement as a reduction in cost of sales.

f) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and on the basis of their acquisition cost in the case of purchases subsequent to that date.

g) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by applying NCPI factors based on the ageing of the expenditure.

h) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) Deferred expenses and intangible assets - Intangible assets are recognized in the balance sheets provided they are identifiable, they generate expected economic benefits, and there is control over said benefits. These items are restated by applying NCPI factors based on expenditure ageing. Licenses and permits represent payments made to exploit a patent or registration issued by the owner of said items. They are recorded at acquisition value, which at the date of the consolidated financial statements is similar to market.

j) Amortization - The original amount and restatement increment for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets, no impairment was determined. At the date of the consolidated financial statements.

l) Labor obligations upon retirement - The effects of seniority premiums to which employees are entitled after 15 years so service and obligations for compensation at the end of employment established in retirement plans established for employees are recorded as cost for the years in which said services are rendered, based on actuarial studies performed by independent experts, and are recorded based on the guidelines of Statement D-3, "Labor Obligations" and the amendments thereto, in effect as from January 1, 2005.

Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. See Note 8

m) Deferred income tax and employees' profit sharing - To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the income tax rate to all temporary differences of assets and liabilities at the date of the consolidated financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See Note 12 c

n) Stockholders' equity - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of December 31, 2006 purchasing power and are restated by applying NCPI factors to historical amounts.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss", described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since those costs are compared to restatements determined using the NCPI. If the specific costs are higher than the indexes, there is a gain from holding non-monetary assets; otherwise, there is a loss. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets is restated in the same way as other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

o) Gains or loss on monetary position - This account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. Those effects are charged or credited to income statement and form part of comprehensive financing income.

p) Comprehensive income - This item represents the net profit for the year, non monetary assets result, the gain (loss) for the translation of the subsidiaries located abroad, plus any items which, in accordance with the provisions of other statements, must be recorded directly in stockholders' equity and do not qualify as capital contributions or reductions.

q) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

r) Foreign currencies - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

s) Translation of the financial information of subsidiaries located abroad - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $10.76 ($10.63 in 2005) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The financial statements in Mexican pesos are restated at the year-end close by applying the provisions of Statement B-10.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item	2006	2005
Trade accounts receivable	$4,668,540	$3,550,591
Sundry debtors	327,935	467,655
Salesmen	15,194	18,944
	5,011,669	4,037,190
Less - Allowance for doubtful accounts	(323,711)	(393,496)
	4,687,958	3,643,694
Recoverable taxes	207,929	774,145
Non-consolidated related companies (See Note 13)	48,106	27,239
Officers and employees	31,231	32,183

	4,975,224	4,477,261
Less - Current accounts and notes receivable	(3,589,619)	(3,273,800)
Long-term accounts and notes receivable	$1,385,605	$1,203,461

4. INVENTORIES:

This account is made up as follows:

Item	2006	2005
Containers and packaging	$2,293,519	$1,913,074
Finished goods and work in process	1,485,945	1,469,112
Raw materials	1,478,079	1,463,285
Spare parts and accessories	628,673	629,042
Merchandise in transit and advances to suppliers	835,594	548,393
Advertising articles	124,493	116,814
	6,846,303	6,139,720
Less- Allowance for slow-moving inventories	(136,784)	(144,064)
	$6,709,519	$5,995,656

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Shareholding percentage in shares comprising the capital stock	2006	2005
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$2,990,503	$2,616,937
Gondi, S. A. de C. V.	7	218,165	189,188
Investments abroad	40-81	121,192	138,877
		3,329,860	2,945,002
Other		51,546	52,178
		3,381,406	2,997,180

Less - Allowance for decline in book value	(142,208)	(137,568)
	$3,239,198	$2,859,612

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities amounting to $589,462 ($451,575 in 2005) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	Annual percentage of depreciation rate	2006 Historical cost - net	2006 Restatement - net	2006 Total net value	2005 Total net value
Land	-	$ 1,583,394	$ 3,266,879	$ 4,850,273	$ 4,794,940
Machinery and equipment	5	14,484,018	7,732,409	22,216,427	21,844,946
Transportation equipment	12 to 25	2,606,287	385,177	2,991,464	2,837,132
Buildings and constructions	2	7,266,428	6,750,396	14,016,824	13,442,603
Computer equipment	25	525,277	37,617	562,894	560,021
Furniture and other equipment	7	382,554	76,670	459,224	526,143
Antipollution equipment	5	566,936	303,289	870,225	915,052
Construction in progress advances to suppliers.	-	3,130,722	97,569	3,228,291	2,735,845
		$30,545,616	$18,650,006	$49,195,622	$47,656,682

Depreciation for the year amounted to $2,792,782 ($2,491,102 in 2005).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $1,957,210 ($3,683,486 in 2005), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. This work is expected to conclude in 2007 and 2008.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2006	2005

Deferred expenses	$2,133,653	$1,906,697
Goodwill and other intangible assets	634,966	370,232
	2,768,619	2,276,929
Less - Acumulated amortization	(819,208)	(737,979)
	1,949,411	1,538,950
Intangible assets for labor obligations upon retirement (See Note 8)	451,401	355,159
	$2,400,812	$1,894,109

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description	2006	2005
Obligations for current benefits	$5,183,647	$5,038,578
Additional amount of projected benefits	403,130	413,880
Obligations for projected benefits	5,586,777	5,452,458
Plan assets (trust fund)	(5,487,527)	(4,794,434)
	99,250	658,024
Items to be amortized over a period of 13 to 19 years:		
For adjustments to assumptions	(529,005)	(1,077,617)
For past services	(554,824)	(579,126)
Projected net assets	(984,579)	(998,719)
Additional liability made of:		
Intangible assets	451,401	355,159
Adjustment to capital	533,178	673,055
Accrued liability	$ -	$ 29,495

- The intangible assets and the adjustment to capital derived from subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $290,491 ($469,057 in 2005). In the year, payments made by the trusts to beneficiaries amounted to $339,517 ($263,654 in 2005).

- The net cost for the year amounted to $289.695 ($369,389 in 2005), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

- Severance payments of $461,628 ($414,242 in 2005), were made in the year. On January 1, 2005, under the new guidelines of Statement D-3, "Labor obligations", the Company recorded a liability for Termination of Employment of 83,363 ($82,699 en 2005), which will be offset over the remaining useful labor life of the Company's employees. .

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 169 million U.S. dollars (122 million U.S. dollars in 2005).

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lese payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

a) As of December 31, 2006 and 2005, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	

Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Comprised of 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	12,944,429
	$15,784,081

b) Composition of updating of some shareholder's equity accounts:

Item	Net Historical Cost	Net Restatement	Net Restatement
Capital	$2,839,652	$12,944,429	$15,784,081
Share Premium	193,388	857,796	1,051,184
Accumulated Profits			
Legal Reserve	1,980,332	687,328	2 ,667,660
Reserve for acquisition of own shares	150,000	513,964	663,964
To be applied	31,454,512	5,190,114	36,644,626
Profit for the period	8,387,526	284,033	8,671,559
Total	$45,005,410	$20,477,664	$65,483,074

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the year is made up as follows:

Description	2006	2005
Consolidated net income for the year	$11,312,187	$ 9,888,177
Adjustment to capital for labor obligations upon retirement	128,578	372,009
Result from holding non-monetary assets	(371,462)	3,959
Comprehensive income	$11,069,303	$ 10,264,145

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 are as follows:

Item	2006	2005
Income currently payable	$4,827,243	$4,554,598
Asset tax	59,853	51,924
Deferred income tax	(104,259)	(114,320)
	$4,782,837	$4,492,202

b) On January 1, 2005, the amendments to the Income Tax Law went into effect and stipulate an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax for the year was determined by applying the rate of 29% to taxable income (30% in 2005). The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item	2006	2005
Fixed assets and other assets	$6,389,438	$6,064,098
Inventories	774,664	972,174
Labor obligations upon retirement	279,409	279,453
Other	584,881	594,873
Subtotal	8,028,392	7,910,598

Tax credits corresponding to:		
Recoverable asset tax	(77,448)	(155,293)
Total deferred tax liability	7,950,944	7,755,305
Deferred employees' profit sharing	109,979	151,816
Total deferred income tax and employees' profit sharing liability	$8,060,923	$7,907,121

d) Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision charged to income is made up as follows:

Item	2006	2005
Current employees' profit sharing	$1,283,208	$1,025,708
Deferred employees' profit sharing	(28,154)	(165,858)
	$1,255,054	$ 859,850

f) The combined statutory rates for income tax and employee's profit sharing are 39% (40% in 2005), and differ from the effective rate of 34.8% (35.12% in 2005), due mainly to the effects of tax consolidation and non-deductible-expenses.

g) At the date of the consolidated financial statements, asset tax amount to $285,179 ($274,476 in 2005), which can be recovered in the following ten years to the extent income tax exceeds asset tax in any of those years.

- Certain subsidiaries incurred in no income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that said amount can be credited against income tax in future years. This item is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amount to $77,448 ($155,293 in 2005).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $59,853 ($51,924 in 2005).

h) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- The consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100%.for the parent company from 2005 onwards. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and corresponding to tax years 1999 to 2004 , and which are to be applied against tax profits generated in 2005, are considered at the consolidating percentage multiplied by the 0.60 factor .

- Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are not applied in accordance with the law must be added to the consolidated profit of the year in which they expire.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $16,747 ($29,599 in 2005) at the time these subsidiaries generate taxable income, and which may be offset against future tax profits after have been restated. Tax losses from prior years in the amount of $12,001 ($12,165 in 2005) have been offset in the year vs. historical losses of prior years.

j) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

- Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 29% income tax on the result of multiplying the dividend paid by the factor of 1.4085 (1.4286 in 2005); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In the year, dividends in the amount of $4,064,700 , have been declared to majority stockholders, which were paid from the: CUFIN $3,924,110 and CUFINRE $140,590, and gave rise to income tax on distribution of reinvested earnings in the amount of $9,966,

which amount was accrued in prior years. Dividends declared in 2005 totaled $3,414,348 and were paid from the CUFIN.

- At of the date of the consolidated financial statements, the CUFIN balance is $21,239,501 ($24,203,840 in 2005).

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2006	2005
Purchases of:		
Containers and packaging	$6,842,241	$5,502,529
Machinery	2,229	77,588
	$6,844,470	$5,580,117
Sales of:		
Recyclable materials	$ 187,639	$ 217,516
Machinery and maintenance services	3,801	23,461
	$ 191,440	$ 240,977

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2006	2005
Assets	334,799	349,386
Liabilities	90,163	37,863

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.760 pesos exchange rate for assets and $10.795 for liabilities to the US dollar	$3,602,437	$ 973,309

- The exchange rate as of the date of the consolidated financial statements was $10.9601 for assets and liabilities.

c) At the date of the consolidated financial statements, there were inventories amounting to 61,998,000 U.S. dollars (60,805,000 U.S. dollars in 2005), which for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in U.S. dollars (thousands):

Description	2006	2005
Exports of finished goods	1,471,860	1,260,637
Collection of royalties	177,938	149,125
Exports of packaging and other materials	41,908	44,082
	1,691,706	1,453,844
Purchase of inventories	211,087	221,453
Freight, advertising, taxes and duties, and other items	316,718	287,899
Purchase of machinery and payment of other services	62,910	84,617
Purchase of spare parts	10,322	8,646
	601,037	602,615
Net	1,090,669	851,229

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2006:	Income	Consolidated net profit	Identifiable assets
Domestic	$40,102,917	$ 7,884,594	$ 87,076,358
Exports	16,724,700	3,427,593	3,669,661 (1)

	$56,827,617	$11,312,187	$ 90,746,019
2005:	**Income**	**Consolidated net profit**	**Identifiable assets**
Domestic	$37,085,654	$ 7,060,159	$ 80,604,323
Exports	14,473,251	2,828,018	2,930,956 (1)
	$51,558,905	$ 9,888,177	$ 83,535,279

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b) At December 31, 2006, there was open exchange hedging for 2007 and 2008 totaling $416 million dollars (notional) whose market value was $52,7 while natural gas had 8.99 contracts, each representing 10,000 MBTU (Million British Thermal Unit, a measurement indicator for gas consumption), which means that the underlying value for 2007 is 89,999 MBTU, with a market value of $4.5 million pesos.

The statement of income for 2006 showed a $34.8 million pesos exchange profit resulting from exchange hedging and a $8.7 million pesos loss for natural gas.

17. PARTNERSHIP AGREEMENT:

The Group and Constellation Brands, Inc. signed a partnership agreement in July to import and sell the portfolio of the beer brands produced by the Group throughout the US starting January 2, 2007.

At November 29, 2006, Grupo Modelo signed a letter of intent with Nestlé Water to establish a joint venture for production, distribution and sale of bottled water in Mexico. Said alliance was legally formalized on January 30, 2007

18. NEW ACCOUNTING PRONOUNCEMENTS:

The provisions of the Financial Information Standards (NIFs for their initials in Spanish) issued by the Mexican Board for Investigation and Research of Financial Information Standards (CINIF for its initials in Spanish) went into effect as from January 1, 2007. Those standards are not expected to have a significant effect on the Group's financial information.

NIF B -3, Statement of Income" - incorporates a new approach to classify income, costs and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' statutory profit sharing as an ordinary expense rather than a tax on profits.

NIF B-13, "Subsequent events" - requires recognition in the period in which asset and liability restructurings and actually occur and when creditors waive their rights to collect on debts due to non compliance by the entity in connection with debt agreements. The above matters are disclosed in the notes to the financial statements.

NIF C-13, "Related parties" - broadens the definition (scope) of the concept of related parties and increases the requirements of disclosure in the notes to the financial statements.

NIF D-6, "Capitalization of the Comprehensive Financing Income" - establishes the obligation to capitalize the comprehensive income, as well as the rules for capitalization.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
DIBLO, S.A. DE C.V.		243,229,213	76.75

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A B. DE C.V.

QUARTER 4 YEAR: 2006

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

CONSOLIDATED

AUDITED

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,990,502
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	218,165
SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,337
RESERVE FOR IMPAIRMENT		1	0	0	(142,208)
TOTAL INVESTMENT IN ASSOCIATEDS				75,293	3,143,796
OTHER PERMANENT INVESTMENTS					95,402
TOTAL				75,293	3,239,198

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

AUDITED

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 4 YEAR: 2006

AUDITED

CONSOLIDATED
PREVIOUS PRINT

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE		AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $) TIME INTERVAL: ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS								
BOTTLES		0.00	0	319,531	0	0	0	0
PACKING		0.00	0	461,047				
CAN		0.00	0	18,050	0	0	0	0
FUEL		0.00	0	68,749	0	0	0	0
PUBLICITY		0.00	0	52,111	0	0	0	0
SPARE PARTS		0.00	0	74,334	0	0	0	0
LABLES		0.00	0	2,480	0	0	0	0
FREIGTH		0.00	0	13,349	0	0	0	0
ELECTRICITY		0.00	0	6,612	0	0	0	0
WATER AND ICE		0.00	0	10,828	0	0	0	0
OTHER RAW MATERIALS		0.00	0	30,943	0	0	0	0
MACHINERY AND EQUIPMENT		0.00	0	39,695	0	0	0	0
SERVICES		0.00	0	190,948	0	0	0	0
PALLETS		0.00	0	6,968	0	0	0	0
FEES		0.00	0	18,444	0	0	0	0
MAINTENANCE		0.00	0	9,374	0	0	0	0
COMPUTER EQUIPMENT		0.00	0	53,080	0	0	0	0
MAIL AND PHONE		0.00	0	747	0	0	0	0
SOFT DRINKS		0.00	0	7,932	0	0	0	0
GRITS		0.00	0	19,746	0	0	0	0
CORN		0.00	0	21,235	0	0	0	0
RICE		0.00	0	2,032	0	0	0	0
CONSTRUCTION LIABILITIES		0.00	0	1,593	0	0	0	0
STATIONARY		0.00	0	2,022	0	0	0	0
CHEMICAL PRODUCTS		0.00	0	6	0	0	0	0
CLEANING MATERIALS		0.00	0	24	0	0	0	0
INSURANCES		0.00	0	446	0	0	0	0
GROCERIES		0.00	0	452,445	0	0	0	0
REFRIGERATION EQUIPMENT		0.00	0	23,652	0	0	0	0
OTHERS		0.00	0	178,522	0	0	0	0
BOTTLES		0.00						
CAN		0.00						
MALT		0.00						
FUEL		0.00						
PUBLICITY		0.00						
SPARE PARTS		0.00						
LABLES		0.00						
FREIGHT		0.00						
OTHER RAW MATERIALS		0.00						
MACHINERY AND EQUIPMENT		0.00						
SERVICES		0.00						
PALLETS		0.00						
FEES		0.00						
MAINTENANCE		0.00						
BEER		0.00						
GRITS		0.00						
CUSTOM EXPENSES		0.00						
PUBLICITY		0.00						
RENTING		0.00						
BARLEY		0.00						
LUPULO		0.00						
OTHERS		0.00						
		0.00						
TOTAL SUPPLIERS			0	2,085,125	0	0	0	0
			0		0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			0		0	0	0	0
		0.00		588,685				
TOTAL		0.00	0	2,674,010	0	0	0	0

CREDIT TYPE / INSTITUTION	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $) TIME INTERVAL: ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
BOTTLES	0	12,728	0	0	0	0
CAN	0	444	0	0	0	0
MALT	0	3,428	0	0	0	0
FUEL	0	320	0	0	0	0
PUBLICITY	0	420,720	0	0	0	0
SPARE PARTS	0	34,450	0	0	0	0
LABLES	0	3,656	0	0	0	0
FREIGHT	0	14,211	0	0	0	0
OTHER RAW MATERIALS	0	147,036	0	0	0	0
MACHINERY AND EQUIPMENT	0	80,298	0	0	0	0
SERVICES	0	40,636	0	0	0	0
PALLETS	0	6,467	0	0	0	0
FEES	0	678	0	0	0	0
MAINTENANCE	0	763	0	0	0	0
BEER	0	61,958	0	0	0	0
GRITS	0	13,699	0	0	0	0
CUSTOM EXPENSES	0	67	0	0	0	0
PUBLICITY	0	19,566	0	0	0	0
RENTING	0	1,029	0	0	0	0
BARLEY	0	18,280	0	0	0	0
LUPULO	0	5,178	0	0	0	0
OTHERS	0	2,731	0	0	0	0
	0	0	0	0	0	0
TOTAL SUPPLIERS	0	908,523	0	0	0	0
	0	0	0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS	0	0	0	0	0	0
	0					
TOTAL	0	908,523	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER 4 YEAR: 2006

MONETARY STOCK EXCHANGE

AUDITED

CONSOLIDATED
PREVIOUS PRINTING

(Thousands of Mexican Pesos)

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	334,799	3,602,437	0	0	3,602,437
LIABILITIES POSITION	81,999	885,179	8,164	88,130	973,309
SHORT-TERM LIABILITIES POSITION	81,999	885,179	8,164	88,130	973,309
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	252,800	2,717,258	(8,164)	(88,130)	2,629,128

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.760 PESOS FOR ASSETS AND 10.795 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 4 YEAR: 2006

GRUPO MODELO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	24,677,371	4,541,810	(20,135,561)	0.01	118,077
FEBRUARY	25,004,759	4,307,583	(20,697,176)	0.00	92,208
MARCH	25,861,391	4,348,833	(21,512,558)	0.00	97,618
APRIL	27,601,786	4,913,497	(22,688,289)	0.00	(42,960)
MAY	24,583,718	5,537,434	(19,046,284)	0.00	(45,206)
JUNE	26.157.303	5.315.801	(20.841.502)	0.00	(73.833)
JULY	26,039,699	4,957,338	(21,082,360)	0.00	57,092
AUGUST	26,663,719	4,931,751	(21,731,969)	0.00	78,318
SEPTEMBER	27,716,274	5,288,876	(22,427,397)	0.01	171,540
OCTOBER	28,815,846	5,452,000	(23,363,846)	0.01	212,382
NOVEMBER	25,487,643	5,465,275	(20,022,368)	0.01	121,738
DECEMBER	26,755,778	5,726,397	(21,029,381)	0.01	121,648
RESTATEMENT				0.00	15,346
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					923,968

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

=========== N / A ===================

ACTUAL SITUATION OF FINANCIAL LIMITED

=========== N / A ===================

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2006

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

AUDITED

CONSOLIDATED
PREVIOUS PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100.00
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	100.00
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	67.30
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	78.70
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	93.10
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	89.30
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	80.20
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	100.00
GMODELO AGRICULTURE INC.	TRANSFORMATION OF BARLEY INTO MALT	100	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER 4 YEAR: 2006

MAIN RAW MATERIALS

AUDITED

CONSOLIDATED
PREVIOUS PRINTING

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS, S.A.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL		8.32
			MALTING COMPANY	YES	
			GMODELO AGRICULTURE	YES	0
CORN	ARANCIA COC, S.A. DE C.V.				3.95
					0
RICE	IPACPA, S.A. DE C.V.				0.35
		HOPS	JOHN I.HASS, INC	NO	1.88
			S.S.STEINER INC		0

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER 4 YEAR 2006

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
SALES

CONSOLIDATED
PREVIOUS PRINTING

AUDITED

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	33,452	33,070,523	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
OTHER INCOME	0	7,032,394	0.0		
FOREIGN SALES					
BEER	15,888	16,724,700	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		56,827,617			

MEXICAN STOCK EXCHANGE

QUARTER 4 YEAR 2006

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED PREVIOUS PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	15,888	16,724,700	U.S.A.	CORONA	CONSUMER
	0	0	CANADA	CORONA LIGHT	CONSUMER
	0	0	EUROPA	MODELO ESPECIAL	CONSUMER
	0	0	ASIA	NEGRA MODELO	CONSUMER
	0	0	LATINOAMERICA	PACIFICO	CONSUMER
FOREIGN SUBSIDIARIES					
TOTAL		16,724,700			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Previous Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	15	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.0000	15	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0.0000	15	0	650,351,920	0	650,351,920	0	967,801
TOTAL			1,459,389,728	1,792,369,904	1,459,389,728	1,792,369,904	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,251,759,632

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

AUDITED **CONSOLIDATED**
Previous Printing

THE AMOUNT OF PS. $3,228,291 (2,735,844 IN 2005), OF WORK IN PROGESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENST INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS $1,957,210 (3,683,486 IN 2005) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURIN 2007 AND 2008.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

AUDITED

CONSOLIDATED
Previous Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENT B-15, "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE YEAR-END CLOSE, PURCHASE EXCHANGE RATE $10.76 ($10.63 IN 2005) TO THE US DOLLAR, B) NON-MONETARY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOSS ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF THE YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS. THE FINANCIAL STATEMENTS IN MEXICAN PESOS ARE RESTATED AT THE YEAR-END CLOSE BY APPLYING THE PROVISIONS OF STATEMENT B-10.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2006	2005
ASSETS	222,539	110,228
LIABILITIES	14,993	12,936
NET ASSETS	207,546	97,292

END